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                              October 6, 2023

       Chi Ming Lam
       Chief Executive Officer and Chairman
       Ming Shing Group Holdings Ltd
       8/F, Cheong Tai Factory Building
       16 Tai Yau Street
       San Po Kong, Kowloon
       Hong Kong

                                                        Re: Ming Shing Group
Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 22,
2023
                                                            File No. 333-272861

       Dear Chi Ming Lam:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 6, 2023 letter.

       Form F-1/A filed on September 22, 2023

       Use of Proceeds, page 46

   1. We note your amendments in response to our prior comment. Please further revise this section to specifically
identify which borrowings you intend to repay with proceeds of this offering. If any of
these borrowings were incurred within the last year, please also describe the uses to
which such borrowing proceeds were put. Please see Item 3.C.4 of
                                                        Form 20-F.
       4. Contract Assets, page F-20

   2. Please confirm whether or not the Company had any contract liabilities as of March 31,
                                                        2023. If so, expand
your disclosure to include information regarding the contract liability
 Chi Ming Lam
Ming Shing Group Holdings Ltd
October 6, 2023
Page 2
      balances for each of the periods presented, including the amount of revenue recognized during such periods that was included in contract liabilities at the beginning of each period as required by ASC 606-10-50-8. Separately present the contract liabilities balance, if any, on the face of your consolidated balance sheet. See ASC 606-10-45-1.
       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameChi Ming Lam
                                                            Division of
Corporation Finance
Comapany NameMing Shing Group Holdings Ltd
                                                            Office of Real
Estate & Construction
October 6, 2023 Page 2
cc:       Daniel D. Nauth, Esq.
FirstName LastName